CALCULATION OF REGISTRATION FEE
Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Yield Optimization Notes with Contingent Protection linked to the common stock of General Electric Company due on or about May 31, 2011	$83,874,788.54	$5,980.27
(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158385 Dated May 21, 2010

HSBC USA Inc. Yield Optimization Notes with Contingent Protection
$83,874,788.54 Notes linked to the common stock of General Electric Company due on or about May 31, 2011

Investment Description

Yield Optimization Notes with Contingent Protection (the “Notes”) are senior unsecured debt securities issued by HSBC USA Inc. (“HSBC”) with returns linked to the performance of the stock of a specific company described herein (the “Underlying Stock”). The Notes pay a coupon (specified below), paid monthly, and provide either a return of principal or shares of the Underlying Stock at maturity. The coupon is designed to compensate you for the risk that you may receive a share of the Underlying Stock at maturity for each Note held that is worth less than your principal.  Investors will receive 100% of their initial investment if the Final Price of the Underlying Stock on the Final Valuation Date is greater than or equal to the Trigger Price.  If the Final Price of the Underlying Stock on the Final Valuation Date is below the Trigger Price, at maturity, per Note, you will receive one share of the Underlying Stock (subject to adjustments in the case of certain events described in the accompanying product supplement).  Each Note will have a principal amount (the “Principal Amount”) equal to $16.42, which was the Closing Price of a share of the Underlying Stock on the Trade Date. HSBC will make monthly coupon payments (the “Coupon Payments”) during the term of the Notes regardless of the performance of the Underlying Stock.  Investing in the Notes involves significant risks. You may lose some or all of your investment and will not participate in any appreciation in the value of the Underlying Stock from the Trade Date through the Final Valuation Date. The contingent protection feature applies only if the Notes are held to maturity. Any payment on the Notes, including any contingent protection feature, is subject to the creditworthiness of HSBC.

Features

❑ Income: Regardless of the performance of the Underlying Stock, HSBC will pay you coupons designed to compensate you for the possibility that you could lose some or all of your principal.

❑ Tactical Investment Opportunity:  If you believe the Underlying Stock will trend sideways over the term of the Notes — moving neither positively, by more than the coupon paid on the Notes, nor negatively, by more than the amount of contingent protection — the Note may provide improved performance compared to a direct investment in the Underlying Stock.

❑ Contingent Protection Feature: If you hold the Notes to maturity and the Underlying Stock does not close below the Trigger Price on the Final Valuation Date, you will receive 100% of your principal, subject to the creditworthiness of HSBC USA Inc., and you will not participate in any appreciation in the value of the Underlying Stock. If you hold the Notes to maturity and the Underlying Stock closes below the Trigger Price on the Final Valuation Date, you will receive one share of the Underlying Stock for each of your Notes, which will likely be worth less than your principal and may have no value at all.

Key Dates

Trade Date	May 21, 2010
Settlement Date	May 28, 2010
Final Valuation Date[1]	May 23, 2011
Maturity Date[1]	May 31, 2011
[1] Subject to postponement in the event of a Market Disruption Event, as described in the accompanying product supplement.

Note Offering
The Notes are linked to the common stock of General Electric Company.

Coupon Per Annum*	Initial Price of a share of the Underlying Stock	Trigger Price	CUSIP	ISIN

13.15%	$16.42	12.32 (75.00% of the Initial Price)	40432R807	US40432R8079
* Paid monthly in arrears as described under “Coupon Payments” and “Coupon Payment Dates” below.

See “Additional Information about HSBC USA Inc. and the Notes” on page 2 of this pricing supplement. The Notes offered will have the terms specified in the accompanying prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009, the accompanying product supplement dated April 9, 2009 and the terms set forth herein. See “Key Risks” on page 6 of this pricing supplement and the more detailed “Risk Factors” beginning on page PS-3 of the accompanying product supplement and S-3 of the accompanying prospectus supplement for risks related to the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, product supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.
The Notes will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the notes from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement for the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	$16.42	$0.28735	$16.13265
Total	$83,874,788.54	$1,467,808.80	$82,406,979.74

UBS Financial Services Inc.	HSBC USA Inc.

Additional Information about HSBC USA Inc. and the Notes

This pricing supplement relates to a single Note offering, linked to the Underlying Stock identified on the cover page.  The Underlying Stock described in this pricing supplement is a reference asset as defined in the prospectus supplement, and the Notes being offered hereby are “Notes” for purposes of the prospectus supplement. As a purchaser of a Note, you will acquire an investment instrument linked to the Underlying Stock.  Although the Note offering relates to the Underlying Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Underlying Stock, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009.  You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 6 of this pricing supplement and in “Risk Factors” beginning on page PS-3 of the product supplement and S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  HSBC urges you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC’s web site at www.sec.gov as follows:

♦  Product supplement dated April 9, 2009: http://www.sec.gov/Archives/edgar/data/83246/000114420409019790/v145830_424b2.htm
♦  Prospectus supplement dated April 9, 2009: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
♦  Prospectus dated April 2, 2009: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to “HSBC” or “Issuer” are to HSBC USA Inc. References to the “product supplement” mean the product supplement dated April 9, 2009, references to the “prospectus supplement” mean the prospectus supplement dated April 9, 2009 and references to “accompanying prospectus” mean the HSBC USA Inc. prospectus, dated April 2, 2009.

All references to “Reverse Convertible Notes” in the accompanying product supplement shall refer to these Yield Optimization Notes with Contingent Protection.  All references to “reference asset” in the accompanying product supplement shall refer to the Underlying Stock as defined herein.  All references to “issue date” in the accompanying product supplement shall refer to the Settlement Date as defined herein.  If the terms of the Notes set forth herein are inconsistent with those described in the accompanying product supplement, the terms set forth herein will supersede.

Terms
Issuer	HSBC USA Inc. (A1/AA-/AA)[1] (“HSBC”)
Principal Amount	$16.42, which is equal to the Initial Price (as defined below) of the Underlying Stock.
Term	12 months
Trade Date	May 21, 2010
Settlement Date	May 28, 2010
Final Valuation Date	May 23, 2011, subject to adjustment in the event of a Market Disruption Event.
Maturity Date	May 31, 2011, subject to adjustment in the event of a Market Disruption Event.
Underlying Stock	General Electric Company (Ticker: GE)
Coupon Payments
Coupon paid monthly in arrears on the Coupon Payment Dates in 12 equal installments based on the coupon per annum, regardless of the performance of the Underlying Stock.  Each such installment will equal the Principal Amount times the coupon per annum divided by twelve. Payment will be made to the person in whose name the Notes are registered at the close of business on the regular record date before each such Coupon Payment Date.
The coupon rate per annum is 13.15% of the Principal Amount of the Notes.

Equal Installments	1.0958% of the Principal Amount, which is equal to $0.1799.
Payment at Maturity[2] (per Note)
If the Final Price of the Underlying Stock is greater than or equal to the Trigger Price, the Notes will pay a cash payment on the Maturity Date (in addition to any Coupon Payment) equal to 100% of the Principal Amount.
If the Final Price is below the Trigger Price, you will receive one share of the Underlying Stock for each Note you then hold (subject to adjustments in the case of certain corporate events as described in the accompanying product supplement).
The Notes are not fully principal protected. The Underlying Stock you may receive at maturity will likely be worth less than your principal and may have no value at all.

Initial Price	$16.42, which was the Closing Price of one share of the Underlying Stock on the Trade Date.
Final Price	The Closing Price of one share of the Underlying Stock on the Final Valuation Date.
Trigger Price	$12.32, which is 75.00% of the Initial Price.
Closing Price	On any scheduled trading day, the last reported sale price of the Underlying Stock on the relevant exchange as determined by the Calculation Agent.
Calculation Agent	HSBC USA Inc.
Deposit and Put Premium
As described in the prospectus supplement under “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,“ for purposes of dividing the 13.15% per annum coupon rate among interest on the Deposit and Put Premium, 1.40% constitutes interest on the Deposit and  11.75% constitutes Put Premium.

Coupon Payment Dates[3]
Coupons will be paid monthly in arrears in 12 equal installments, beginning in June 2010 to and ending May 2011.  The Coupon Payment Dates will be June 30, 2010, July 30, 2010, August 31, 2010, September 30, 2010, October 29, 2010, November 30, 2010, December 31, 2010, January 31, 2011, February 28, 2011, March 31, 2011, April 29, 2011 and May 31, 2011 (the Maturity Date).

Trustee
Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as Trustee.  Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent	HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.
Determining Payment at Maturity

Your Notes are not principal protected. If the Final Price is less than the Trigger Price, you will receive one share of the Underlying Stock for each Note you own.  In that case, the shares you receive will likely be worth significantly less than your original investment amount and may have no value at all.

1 HSBC USA Inc. is rated A1 by Moody’s Investors Service, Inc., AA- by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. and AA by Fitch Ratings.  A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization.  The Notes themselves have not been independently rated.  Each rating should be evaluated independently of any other rating. However, because the return on the Notes is dependent upon factors in addition to HSBC’s ability to pay its obligations under the Notes, such as the Closing Price, an improvement in HSBC’s credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the Notes.
2 The Coupon Payments and the Payment at Maturity are provided by HSBC USA Inc. and, therefore, are dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.
3 Subject to postponement as described under “Business Day” and “Maturity Date and Final Valuation Date” in the accompanying product supplement.

Investor Suitability

The Notes may be suitable for you if:

♦    You are willing to receive shares of the Underlying Stock at maturity that may be worth less than your Principal Amount or may have no value at all; meaning you may lose some or all of your principal.

♦    You believe the price of the Underlying Stock is not likely to appreciate by more than the sum of the Coupon Payments made on the applicable Notes.

♦    You are willing to forgo any participation in the appreciation in the price of the Underlying Stock.

♦    You believe the Final Price of the Underlying Stock is not likely to be less than the Trigger Price on the Final Valuation Date.

♦    You are willing to make an investment that will be exposed to the downside performance of the Underlying Stock, in the event that the Final Price is less than the Trigger Price on the Final Valuation Date.

♦    You are willing to accept the risk of fluctuations in the market price of the Underlying Stock.

♦    You are willing to invest in the Notes based on the coupon rate per annum of 13.15%.

♦    You are willing to hold the Notes to maturity, a term of 12 months, and accept that there may be no secondary market for the Notes.

♦    You are comfortable with the creditworthiness of HSBC USA Inc., as Issuer of the Notes.

The Notes may not be suitable for you if:

♦    You seek an investment that is 100% principal protected.

♦    You are not willing to receive shares of the Underlying Stock at maturity.

♦    You believe the market price of the Underlying Stock is likely to appreciate by more than the sum of the Coupon Payments made on the Notes by the Final Valuation Date.

♦    You seek an investment that allows you to participate in the appreciation in the price of the Underlying Stock.

♦    You believe the Final Price of the Underlying Stock will be less than the Trigger Price.

♦    You are not willing to accept the risks of owning equities in general and the Underlying Stock in particular.

♦    You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

♦    You are unable or unwilling to hold the Notes to maturity.

♦    You seek an investment for which there will be an active secondary market.

♦    You are not willing or are unable to assume the credit risk associated with HSBC USA Inc., as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 6 of this pricing supplement for risks related to an investment in the Notes.

What are the Tax Consequences of the Notes?

The U.S. federal income tax consequences of your investment in the Notes are uncertain.  Some of these tax consequences are summarized below, but HSBC urges you to read the more detailed discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement.  The following discussion supplements the discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement.  Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, HSBC’s counsel in this transaction is Sidley Austin llp.

The U.S. federal income tax consequences of your investment in the Notes are complex and uncertain.  By purchasing a Note, you and HSBC hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent debt instrument (the “Deposit”) and a put option contract (the “Put Option”) in respect of the Underlying Stock, and the balance of this summary assumes that the Notes will be so treated.  The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Deposit component — Because the Notes have a term greater than one year, amounts treated as interest on the Deposit would be includible in income by you in accordance with your regular method of accounting for U.S. federal income tax purposes.

Put Option component — The Put Option component would generally not be taxed until sale or maturity.  At maturity, the Put Option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any Underlying Stock you receive (or are deemed to receive if the cash equivalent is paid).

With respect to Coupon Payments you receive, you agree to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows:

Underlying Stock	Coupon per Annum	Interest on Deposit Component per Annum	Put Option Component per Annum
Common stock of General Electric Company	13.15%	1.40%	11.75%

Upon a sale or exchange of your Notes prior to maturity, you would be required to apportion the value of the amount you receive between the Deposit and the Put Option on the basis of the relative fair market values thereof on the date of such sale or exchange.  Except to the extent such gain or loss is attributable to accrued and unpaid interest with respect to the Deposit, any gain or loss recognized with respect to the Deposit would be capital gain or loss (and such gain or loss would be long-term capital gain or loss if you have held the Note for more than one year) and any gain or loss recognized with respect to the Put Option would be treated as short-term capital gain or loss, as more fully described in the “Certain U.S. Federal Income Tax Considerations” section on page S-39 of the accompanying prospectus supplement.

In the opinion of HSBC’s counsel, Sidley Austin llp, it would be reasonable to treat your Notes as described above.  However, in light of the uncertainty as to the U.S. federal income tax treatment, it is possible that your Notes could be treated as a single contingent payment debt instrument subject to special U.S. Treasury Regulations governing contingent payment debt instruments.  If the Notes are so treated, the amount of interest you would be required to take into account for each accrual period would be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent payment debt instrument with that projected payment schedule.  This method is applied by first determining the yield at which the Issuer would issue a non-contingent fixed rate debt instrument with other terms and conditions similar to the Notes and then determining as of the issue date a payment schedule (including all fixed payments of interest actually provided for and a hypothetical payment at maturity) that would produce the comparable yield.  These rules would generally have the effect of (i) treating each payment of stated interest on your Notes in part as taxable interest income (to the extent of the comparable yield) and thereafter as a tax-free return of capital and (ii) requiring you to use an accrual (rather than the cash receipts and disbursements) method of accounting with respect to interest on your Notes.  It is also possible that, pursuant to some other characterization, the timing and character of your income from the Notes could differ materially from the treatment described above.  Because of this uncertainty, HSBC urges you to consult your tax advisor as to the tax consequences of your investment in the Notes.  Please read the discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement for a more detailed description of the tax treatment of your Notes.

HSBC will not attempt to ascertain whether the issuer of the Underlying Stock would be treated as a United States real property holding corporation (“USRPHC”), as defined for U.S. federal income tax purposes. If the issuer of the Underlying Stock were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the issuer of the Underlying Stock and consult your tax advisor regarding the possible consequences to you if the issuer of the Underlying Stock is or becomes a USRPHC.

In addition, the Internal Revenue Service has recently released a Notice that may affect the taxation of holders of the Notes.  According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes.  In addition, in 2007, legislation was proposed in Congress that would have required the holders of certain prepaid forward contracts to accrue income during the term of the transaction.  It is not clear whether the Notice applies to instruments such as the Notes.  Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes.  Except to the extent otherwise required by law, HSBC intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, please see the discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement and consult your tax advisor.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but HSBC urges you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the accompanying prospectus supplement and product supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦
Risk of Loss of Contingent Protection — Your principal will be protected only if the Final Price of the Underlying Stock is not below the Trigger Price on the Final Valuation Date and the Notes are held to maturity. If the Final Price of the Underlying Stock is below the Trigger Price on the Final Valuation Date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the Underlying Stock. Greater expected volatility with respect to the Underlying Stock reflects a higher expectation as of the Trade Date that the Underlying Stock could close below the Trigger Price on the Final Valuation Date. This greater expected risk will generally be reflected in higher Coupon Payments payable on the Notes. The Underlying Stock’s volatility, however, can change significantly over the term of the Notes. The price of the Underlying Stock could fall sharply, which could result in a significant loss of principal.

♦
The Amount You Receive on the Notes at Maturity Will Exceed Their Stated Principal Amount Only in a Limited Circumstance — Even though you will be subject to the risk of a decline in the price of the Underlying Stock, you will generally not participate in any appreciation in the price of the Underlying Stock. Your return on the Notes at maturity will only exceed the Coupon Payments payable on the Notes in the unlikely event in which (1) the Final Price of a share of the Underlying Stock is less than the Trigger Price on the Final Valuation Date (and, therefore, you receive a share of the Underlying Stock instead of cash at maturity) and (2) the market price of a share of the Underlying Stock at maturity has appreciated and is greater than the Initial Price.  At a minimum, this circumstance would require the price of the Underlying Stock to appreciate by at least 33.33% from the Final Valuation Date to the Maturity Date (a period of approximately five business days), depending on the price of the reference security on the Final Valuation Date, which is unlikely to happen.

♦
The Notes are Subject to the Credit Risk of the Issuer — The Notes are senior unsecured debt obligations of HSBC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any contingent principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the contingent principal protection or any other amounts owed to you under the terms of the Notes.

♦
Single Stock Risk — The price of the Underlying Stock can rise or fall sharply due to factors specific to that Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

♦
No Assurances of a Flat or Bullish Environment — If you hold your Notes to maturity and the Final Price of the Underlying Stock is above the Trigger Price, you will receive 100% of your initial investment.  HSBC cannot, however, assure you of the economic environment during the term or at maturity of your Notes.

♦
The Notes Lack Liquidity — The Notes will not be listed on any securities exchange or quotation system. One of HSBC’s affiliates may offer to purchase the Notes in the secondary market but is not required to do so and may cease any such market making activities at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which one of HSBC’s affiliates is willing to buy the Notes and you may, therefore, have to sell your Notes at a significant discount.  You should, therefore, be willing to hold the Notes to maturity.

♦
Impact of Fees on Secondary Market Prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

♦
Owning the Notes is Not the Same as Owning the Underlying Stock — The return on your Notes may not reflect the return you would realize if you actually owned the Underlying Stock.  As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Underlying Stock would have.  Furthermore, the Underlying Stock may appreciate substantially during the term of your Notes and you will not participate in such appreciation except in the unlikely circumstances where the Final Price of the Underlying Stock is below the Trigger Price on the Final Valuation Date and the market price of the Underlying Stock on the Maturity Date is greater than the Initial Price.

♦
Potentially Inconsistent Research, Opinions or Recommendations — HSBC USA Inc., UBS Financial Services Inc., and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Notes; and which may be revised at any time.  Any such research, opinions or recommendations could affect the price of the Underlying Stock, and therefore, the market value of the Notes.

♦
Potential Issuer Impact on Price — Trading or transactions by HSBC or its affiliates in the Underlying Stock or in futures, options, exchange-traded funds or other derivative products on the Underlying Stock, may adversely affect the market value of the Underlying Stock, and, therefore, the market value of your Notes.

♦
Potential Conflict of Interest — HSBC and its affiliates may engage in business with the issuer of the Underlying Stock, which may present a conflict between the obligations of HSBC and you, as a holder of the Notes.  HSBC, as the Calculation Agent, will determine the Payment at Maturity based on the Final Price.  The Calculation Agent can postpone the determination of the Final Price of the Underlying Stock or the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦
Price Prior to Maturity — The market price of the Notes will be influenced by many unpredictable factors including the Closing Price of the Underlying Stock over the term of the Notes, volatilities, dividends, the time remaining to maturity of the Notes, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.

♦
The Notes are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction — The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

♦
There is Limited Anti-Dilution Protection — The Calculation Agent will adjust the Final Price, for certain events affecting the shares of the Underlying Stock, such as stock splits and corporate actions which may affect the Payment at Maturity. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of the Underlying Stock. If an event occurs that does not require the Calculation Agent to adjust the amount of the shares of the Underlying Stock, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See the “Adjustments” section on page PS-11 of the accompanying product supplement.

♦
In Some Circumstances, the Payment You Receive on the Notes May be Based on the Common Stock of Another Company and Not the Underlying Stock — Following certain corporate events relating to the respective issuer of the Underlying Stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock of a successor to the respective Underlying Stock issuer or any cash or any other assets distributed to holders of the Underlying Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “Specific terms of the Notes — Merger Event and Tender Offer” beginning on page PS-10 of the accompanying product supplement.  Regardless of the occurrence of one or more dilution or reorganization events, you should Note that at maturity you will receive an amount in cash equal to your Principal Amount unless the Final Price of the Underlying Stock is below the Trigger Price (as such Trigger Price may be adjusted by the Calculation Agent upon occurrence of one or more such events).

Hypothetical Examples

The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Underlying Stock relative to its Initial Price. HSBC cannot predict the Final Price of the Underlying Stock. You should not take these examples as an indication or assurance of the expected performance of the Underlying Stock.  The numbers appearing in the examples and table below have been rounded for ease of analysis. The following examples and table illustrate the Payment at Maturity per Note on a hypothetical offering of the Notes, based on the following assumptions*:

Term: Hypothetical Initial Price of the Underlying Stock: Hypothetical Trigger Price: Principal Amount:	12 months $100.00 per share $75.00 (75.00% of the Initial Price) $100.00 per Note (set equal to the hypothetical Initial Price)
Hypothetical coupon per annum**:	10.00% (0.83% or $0.83 per month)
Dividend yield on the Underlying Stock***:	2.00% over term of Notes

*
Not the actual coupon per annum, Initial Price, Trigger Price or Principal Amount applicable to your Notes.  The actual coupon per annum, Initial Price, Principal Amount and Trigger Price are specified on the cover of this pricing supplement.

**	Coupon payment will be paid in arrears in monthly installments on an unadjusted basis during the term of the Note.
***	Hypothetical dividend yield holders of the Underlying Stock might receive over the term of the Notes. Holders of the Notes will not be entitled to any dividend payments made on the Underlying Stock.

Scenario #1: The Final Price of the Underlying Stock is not below the hypothetical Trigger Price of $75.00.
Since the Final Price of the Underlying Stock is not below the hypothetical Trigger Price of $75.00, your principal is protected and you will receive at maturity a cash payment equal to the Principal Amount of the Notes. This investment would outperform an investment in the Underlying Stock if the price appreciation of the Underlying Stock (plus dividends, if any) is less than 10.00%.

If the Closing Price of the Underlying Stock on the Final Valuation Date is $100.00 (no change in the price of the Underlying Stock):

Payment at Maturity: Coupons: Total: Total Return on the Notes:	$100.00 $10.00 $110.00 10.00%	($0.83 × 12 = $10)

In this example, the total return on the Notes is 10.00% while the total return on the Underlying Stock is 2% (including dividends).

If the Closing Price of the Underlying Stock on the Final Valuation Date is $130.00 (an increase of 30%):

Payment at Maturity: Coupons: Total: Total Return on the Notes:	$100.00 $10.00 $110.00 10.00%	($0.83 × 12 = $10)

In this example, the total return on the Notes is 10.00% while the total return on the Underlying Stock is 32% (including dividends).

If the Closing Price of the Underlying Stock on the Final Valuation Date is $85.00 (a decline of 15%):

Payment at Maturity: Coupons: Total: Total Return on the Notes:	$100.00 $10.00 $110.00 10.00%	($0.83 × 12 = $10)

In this example, the total return on the Notes is 10.00% while the total return on the stock is a loss of 13% (including dividends).

Scenario #2: The Final Price of the Underlying Stock is below the hypothetical Trigger Price of $75.00.

Since the Final Price of the Underlying Stock is below the hypothetical Trigger Price of $75.00, you will receive at maturity one share of the Underlying Stock for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the Closing Price of the Underlying Stock on the Maturity Date.

If the Closing Price of the Underlying Stock on the Maturity Date is $60.00 (a decline of 40%):

Value of share received: Coupons: Total:	$60.00 $10.00 $70.00	($0.83 × 12 = $10)
Total Return on the Notes:	-30.00%

In this example, the total return on the Notes is a loss of 30.00% while the total return on the Underlying Stock is a loss of 38% (including dividends).

Underlying Stock			The Hypothetical Final Price is Greater Than or Equal to the Hypothetical Trigger Price(1)		The Hypothetical Final Price is Less Than the Hypothetical Trigger Price(2)
Hypothetical Final Price(1)	Hypothetical Stock Price Return	Hypothetical Total Return on the Underlying Stock at Maturity(2)	Hypothetical Total Payment at Maturity+ Coupon Payments(3)	Hypothetical Total Return on the Notes at Maturity(4)	Hypothetical Total Payment at Maturity + Coupon Payments(5)	Hypothetical Total Return on the Notes at Maturity(4) (6)
$150.00	50.00%	52.00%	$110.00	10.00%	N/A	N/A
$145.00	45.00%	47.00%	$110.00	10.00%	N/A	N/A
$140.00	40.00%	42.00%	$110.00	10.00%	N/A	N/A
$135.00	35.00%	37.00%	$110.00	10.00%	N/A	N/A
$130.00	30.00%	32.00%	$110.00	10.00%	N/A	N/A
$125.00	25.00%	27.00%	$110.00	10.00%	N/A	N/A
$120.00	20.00%	22.00%	$110.00	10.00%	N/A	N/A
$115.00	15.00%	17.00%	$110.00	10.00%	N/A	N/A
$110.00	10.00%	12.00%	$110.00	10.00%	N/A	N/A
$105.00	5.00%	7.00%	$110.00	10.00%	N/A	N/A
$100.00	0.00%	2.00%	$110.00	10.00%	N/A	N/A
$95.00	-5.00%	-3.00%	$110.00	10.00%	N/A	N/A
$90.00	-10.00%	-8.00%	$110.00	10.00%	N/A	N/A
$85.00	-15.00%	-13.00%	$110.00	10.00%	N/A	N/A
$80.00	-20.00%	-18.00%	$110.00	10.00%	N/A	N/A
$75.00	-25.00%	-23.00%	$110.00	10.00%	N/A	N/A
$70.00	-30.00%	-28.00%	N/A	N/A	$80.00	-20.00%
$65.00	-35.00%	-33.00%	N/A	N/A	$75.00	-25.00%
$60.00	-40.00%	-38.00%	N/A	N/A	$70.00	-30.00%
$55.00	-45.00%	-43.00%	N/A	N/A	$65.00	-35.00%
$50.00	-50.00%	-48.00%	N/A	N/A	$60.00	-40.00%

(1)
If the Final Price of the Underlying Stock is not below the Trigger Price on the Final Valuation Date, this number represents the Final Price as of the Final Valuation Date. If the Final Price of the Underlying Stock is below the Trigger Price on the Final Valuation Date, this number represents the Final Price as of the Final Valuation Date and the Maturity Date.

(2)	The total return on the Underlying Stock at maturity includes a hypothetical 2.00% cash dividend payment.
(3)	Payment consists of the Principal Amount plus Coupon Payments of a hypothetical 10.00% per annum.
(4)	The total return on the Notes at maturity includes Coupon Payments of a hypothetical 10.00% per annum.
(5)	Payment consists of the cash equivalent of one share of the Underlying Stock plus Coupon Payments of a hypothetical 10.00% per annum.
(6)
If the Final Price is less than the Trigger Price, the total return at maturity will only be positive in the event that the market price of the Underlying Stock on the Maturity Date is substantially greater than the Final Price of such Underlying Stock on the Final Valuation Date.  Such an increase in price is not likely to occur.

Information about the Underlying Stock

Included on the following pages is a brief description of the underlying issuer of the Underlying Stock. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low intraday prices for the Underlying Stock. The information given below is for the four calendar quarters in each of 2005, 2006, 2007, 2008, and 2009. Complete data is provided for the first calendar quarter of 2010 and partial data is provided for the second calendar quarter of 2010. HSBC obtained the intraday prices information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the Underlying Stock as an indication of future performance.

The Underlying Stock is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the Underlying Stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the issuer of the Underlying Stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

General Electric Company

According to publicly available information, General Electric Company (“GE”) is a technology, media, and financial services corporation, with products and services ranging from aircraft engines, power generation, water processing, and household appliances to medical imaging, business and consumer financing, media content and industrial products.  Information filed by GE with the SEC under the Exchange Act can be located by reference to its SEC file number, 1-00035, or its CIK Code, 0000040545.

Historical Information

The following table sets forth the quarterly high and low intraday prices for GE’s common stock, based on daily intraday prices on the primary exchange for GE, as reported by Bloomberg. GE’s Closing Price on May 21, 2010 was $16.42. Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2005	3/31/2005	$36.88	$34.97	$36.06
4/1/2005	6/30/2005	$37.34	$34.15	$34.65
7/1/2005	9/30/2005	$35.78	$32.85	$33.67
10/3/2005	12/30/2005	$36.33	$32.67	$35.05
1/3/2006	3/31/2006	$35.55	$32.22	$34.78
4/3/2006	6/30/2006	$35.24	$32.78	$32.96
7/3/2006	9/29/2006	$35.65	$32.06	$35.30
10/2/2006	12/29/2006	$38.49	$34.62	$37.21
1/3/2007	3/30/2007	$38.28	$33.90	$35.36
4/2/2007	6/29/2007	$39.77	$34.55	$38.28
7/2/2007	9/28/2007	$42.07	$36.20	$41.40
10/1/2007	12/31/2007	$42.15	$36.07	$37.07
1/2/2008	3/31/2008	$37.74	$31.65	$37.01
4/1/2008	6/30/2008	$38.52	$26.16	$26.69
7/1/2008	9/30/2008	$30.39	$22.19	$25.50
10/1/2008	12/31/2008	$25.75	$12.58	$16.20
1/2/2009	3/31/2009	$17.22	$5.87	$10.11
4/1/2009	6/30/2009	$14.55	$9.80	$11.72
7/1/2009	9/30/2009	$17.52	$10.50	$16.42
10/1/2009	12/31/2009	$16.87	$14.15	$15.13
1/3/2010	3/31/2010	$18.93	$15.15	$18.20
4/1/2010*	5/21/2010*	$19.70	$15.40	$16.42

* As of the date of this pricing supplement available information for the second calendar quarter of 2010 includes data for the period from April 1, 2010 through May 21, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2010.

The graph below illustrates the performance of GE’s common stock from January 3, 2005 through May 21, 2010, based on information from Bloomberg. The dotted line represents the Trigger Price of $12.32, which is 75% of the Initial Price. Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.

Historical Performance of the Common Stock of General Electric Company

Source: Bloomberg

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in “Terms” in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the coupon per annum.  In such a case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining whether the Final Price is less than the Trigger Price.  If a Market Disruption Event exists with respect to the Underlying Stock on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date).  The accelerated Maturity Date will be the fifth business day following the accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of Debt Securities — Events of Default” in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to UBS Financial Services Inc. (the “Agent”). HSBC has agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Notes in the secondary market, but is not required to do so.  HSBC or HSBC’s affiliate will enter into swap agreements or related hedge transactions with one of HSBC’s other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

See “Supplemental Plan of Distribution” on page S-52 in the accompanying prospectus supplement.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Settlement Date set forth on the front cover of this pricing supplement, which is expected to be the fifth business day following the Trade Date of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date and May 24, 2010, will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.